January 10, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Lorie Empie

Robert Klein

Re:	Conifer Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 27, 2023

File No. 001-37536

Dear Ms. Empie and Mr. Klein:

I submit this letter on behalf of Conifer Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Securities and Exchange Commission dated November 30, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”).

For your convenience, we have included the text of the applicable comment in the Comment Letter in bold immediately before our response.

Non-GAAP Financial Measures, page 44

1.
In the reconciliations of your non-GAAP financial measures, we note that you present adjustments “net of tax.” Please revise your disclosures and reconciliations, in future filings, to present income taxes as a separate adjustment and to provide a clear explanation of how the tax impacts are calculated. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

The Company advises the Staff that when disclosing income taxes the Company will disclose income taxes as a separate adjustment and provide a clear explanation of how the tax impacts are calculated.

We hope that the foregoing has been responsive to the Staff’s comment. Please direct any questions regarding this letter to Donald J. Kunz at (313) 465-7454 or via e-mail at dkunz@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Richard Fiato
Richard Fiato
Corporate Counsel
Conifer Holdings, Inc.

cc: Donald J. Kunz

(Honigman LLP)